[redacted]

SECUR 08032760 MMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
~~8-65968~~ 38254

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lone Star Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15851 Dallas Parkway, Suite 105
(No. and Street)

Addison	Texas	75001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

PROCESSED
DEC 03 2008
THOMSON REUTERS

SEC Mail Processing Section
NOV 25 2008
Washington, DC
101

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph H. Ireland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lone Star Securities, Inc., as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRENDA JOYCE GARDNER
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
12-18-2011

Signature

President
Title

Brenda Joyce Gardner
Notary Public 11/24/08

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LONE STAR SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
SEPTEMBER 30, 2008

LONE STAR SECURITIES, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Lone Star Securities, Inc.

We have audited the accompanying statement of financial condition of Lone Star Securities, Inc., as of September 30, 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lone Star Securities, Inc., as of September 30, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.
CF & Co., L.L.P.

Dallas, Texas
November 17, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

LONE STAR SECURITIES, INC.
Statement of Financial Condition
September 30, 2008

ASSETS

Cash and cash equivalents	$ 158,370
Concessions receivable – issuers	8,164
Advances to salesmen	48,903
Property and equipment, net of accumulated depreciation of $649	2,744
Other assets	416
Federal income tax receivable	2,300
	$ 220,897

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 11,080
Commission payable	15,711
Payroll taxes payable	24,161
Federal income taxes payable – deferred	2,512
	53,464
Stockholders' equity	
Preferred stock - $51.20 par value callable and redeemable at $52.45; authorized 20,000 shares; issued and outstanding 2,146 shares	109,875
Discount on preferred stock	(4,966)
Common stock – no par; authorized 1,000,000 shares; issued and outstanding 1,802 shares	45,965
Additional paid-in capital	14,800
Retained earnings	1,759
Total stockholders' equity	167,433
Total Liabilities and Stockholders' Equity	$ 220,897

The accompanying notes are an integral part of these financial statements.

LONE STAR SECURITIES, INC.
Statement of Income
For the Year Ended September 30, 2008

Revenues	
Commission income	$ 1,947,835
Interest income	343
Other income	1,436,675
	3,384,853
Expenses	
Compensation and benefits	1,114,735
Commissions	2,014,566
Communications	3,948
Occupancy and equipment cost	2,158
Promotional cost	6,259
Regulatory fees and expenses	116,819
Other expenses	152,131
	3,410,615
Loss before income tax benefit	(25,762)
Federal income tax benefit – current	2,300
Federal income tax benefit – deferred	1,256
Net loss	$ (22,206)

The accompanying notes are an integral part of these financial statements.

LONE STAR SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2008

	Capital Stock Preferred	Capital Stock Common	Additional Paid In Capital	Discount on Preferred Stock	Retained Earnings	Total
Balances at October 1, 2007	$109,875	$ 45,965	$ 14,800	$ (4,966)	$ 23,965	$189,639
Net loss					(22,206)	(22,206)
Balances at September 30, 2008	$109,875	$ 45,965	$ 14,800	$ (4,966)	$ 1,759	$167,433

The accompanying notes are an integral part of these financial statements.

LONE STAR SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended September 30, 2008

Balance at September 30, 2007	$	-0-
Increases		-0-
Decreases		-0-
Balance at September 30, 2008	$	-0-

The accompanying notes are an integral part of these financial statements.

LONE STAR SECURITIES, INC.
Statement of Cash Flows
For the Year Ended September 30, 2008

Cash flows from operating activities	
Net loss	$ (22,206)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Depreciation expense	87
Change in operating assets and liabilities:	
Decrease in advances to salesmen	20,047
Decrease in concession receivable – issuers	14,727
Decrease in concessions receivable – related parties	25,773
Increase in Federal income tax receivable	(2,300)
Decrease in other assets	528
Decrease in accounts payable and accrued expenses	(22,571)
Increase in commission payable	15,711
Increase in payroll taxes payable	16,265
Decrease in federal income taxes payable – current	(2,969)
Decrease in state income taxes payable	(6,539)
Decrease in federal income taxes payable – deferred	(1,256)
Net cash provided (used) by operating activities	35,297
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase in cash and cash equivalents	35,297
Cash and cash equivalents at beginning of year	123,073
Cash and cash equivalents at end of year	$ 158,370

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ 2,969

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Lone Star Securities, Inc. (the "Company") is a direct participation broker-dealer in securities registered with the Securities and Exchange Commission under ("SEC") Rule 15c3-3(k)(2)(i). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). Substantially, all the Company's revenues are generated from the sale of oil and gas development programs. The Company's customers are located throughout the United States.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

The Company follows the practice of capitalizing at cost, all expenditures in excess of $500 that are determined to be acquisitions of property or equipment or improvements to existing property or equipment. Depreciation is provided on the straight-line method over the estimated useful lives of the assets. Buildings and leasehold improvements are estimated to have lives of 39 years. Equipment, furniture and fixtures, and vehicles are estimated to have lives of 5 to 10 years.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Advertising costs are expensed as incurred. Advertising costs charged to expense were $704 for the year ended September 30, 2008 and are reflected in promotional costs.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At September 30, 2008, the Company had net capital of approximately $104,882 and net capital requirements of $5,000. Company's ratio of aggregate indebtedness to net capital was .51 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Income Taxes

The Company has recorded a deferred tax liability of $2,512 related to the change from the cash to accrued methods for federal income tax return reporting.

Note 5 - Related Party Transactions/Economic Dependency

The Company is related to Harbor Resources, L.L.C. and Riley James Development Corporation ("Affiliates") through common ownership and management. Joseph H. Ireland is the President, Chairman of the Board of Directors, and principal stockholder of both these companies. During the year ended September 30, 2008, the Company received commission and due diligence income in the amount of $31,200 from Harbor Resources, L.L.C. and $5,000 from Riley James Development Corporation.

Note 6 - Callable Redeemable Preferred Stock

Upon the consent of two members of the Board of Directors of the Company, the Company may at any time redeem the whole, or from time to time redeem any part, of the preferred shares outstanding by paying in cash the sum of $52.45 per share.

Note 7 - Concentrations of Credit Risk

At September 30, 2008 and at various times throughout the year, the Company had cash balances in excess of federally insured limits.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

September 30, 2008

Schedule I

LONE STAR SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2008

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 167,433
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		167,433
Deductions and/or charges		
Non-allowable assets:		
Concessions receivable – issuers	$ 8,164	
Advances to salesmen	48,903	
Property and equipment, net	2,744	
Other assets	416	
Federal income tax receivable	2,300	(62,527)
Net capital before haircuts on securities positions		104,906
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		24
Net capital		$ 104,882

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 11,080
Commission payable	15,711
Payroll taxes payable	24,161
Federal income taxes payable – deferred	2,512
Total aggregate indebtedness	$ 53,464

Schedule I (continued)

LONE STAR SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 3,564
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 99,882
Excess net capital at 1000%	$ 99,536
Ratio: Aggregate indebtedness to net capital	.51 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per Company's unaudited FOCUS Part IIA	$ 112,743
Increase in accounts payable and accrued expenses	(7,837)
Increase in haircut on certificate of deposit	(24)
Net capital per audited report	$ 104,882

Schedule II

LONE STAR SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2008

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

on Internal Control

Required By SEC Rule 17a-5

Year Ended September 30, 2008

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Lone Star Securities, Inc

In planning and performing our audit of the financial statements and supplemental information of Lone Star Securities, Inc.(the "Company "), as of and for the year ended September 30, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
November 17, 2008

END